UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              RELIANT ENERGY, INC.
                              --------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    75952B105
                               -------------------
                                 (CUSIP Number)

                                  Mark Horowitz
                                 General Counsel
                        Glenview Capital Management, LLC
                          767 Fifth Avenue, 44th Floor
                            New York, New York 10153
                                 (212) 812-4700
                              --------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 16, 2006
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 10 Pages

                                  SCHEDULE 13D

CUSIP No.: 75952B105                                         Page 2 of 10 Pages
.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     GLENVIEW CAPITAL MANAGEMENT, LLC
.................................................................................
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only
.................................................................................
4.   Source of Funds (See Instructions)

     Not Applicable
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................
6.   Citizenship or Place of Organization

     Delaware
.................................................................................

Number of             7. Sole Voting Power            24,243,507
Shares
Beneficially         ...........................................................
Owned by Each
Reporting             8. Shared Voting Power          None
Person With
                     ...........................................................

                      9. Sole Dispositive Power       24,243,507

                     ...........................................................

                     10. Shared Dispositive Power     None
.................................................................................
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     24,243,507
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]
.................................................................................
13.  Percent of Class Represented by Amount in Row (11)

     7.9% based on 308,488,738 shares outstanding as of October 31, 2006.
.................................................................................

14.  Type of Reporting Person:

     OO

                                  SCHEDULE 13D

CUSIP No.: 75952B105                                         Page 3 of 10 Pages
.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     GLENVIEW CAPITAL GP, LLC
.................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only
.................................................................................
4.   Source of Funds (See Instructions)

     Not Applicable
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................
6.   Citizenship or Place of Organization

     Delaware
.................................................................................

Number of             7. Sole Voting Power            None
Shares
Beneficially         ...........................................................
Owned by Each
Reporting             8. Shared Voting Power          24,243,507
Person With
                     ...........................................................

                      9. Sole Dispositive Power       None

                     ...........................................................

                     10. Shared Dispositive Power     24,243,507
.................................................................................
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     24,243,507
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]
.................................................................................
13.  Percent of Class Represented by Amount in Row (11)

     7.9% based on 308,488,738 shares outstanding as of October 31, 2006.
.................................................................................

14.  Type of Reporting Person:

     OO

                                  SCHEDULE 13D

CUSIP No.: 75952B105                                         Page 4 of 10 Pages
.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     GLENVIEW CAPITAL MASTER FUND, LTD.
.................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only
.................................................................................
4.   Source of Funds (See Instructions)

     Not Applicable
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................
6.   Citizenship or Place of Organization

     Cayman Islands, British West Indies
.................................................................................

Number of             7. Sole Voting Power            None
Shares
Beneficially         ...........................................................
Owned by Each
Reporting             8. Shared Voting Power          14,563,542
Person With
                     ...........................................................

                      9. Sole Dispositive Power       None

                     ...........................................................

                     10. Shared Dispositive Power     14,563,542
.................................................................................
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     14,563,542
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [X]
.................................................................................
13.  Percent of Class Represented by Amount in Row (11)

     4.7% based on 308,488,738 shares outstanding as of October 31, 2006.
.................................................................................

14.  Type of Reporting Person:

     IA

                                  SCHEDULE 13D

CUSIP No.: 75952B105                                         Page 5 of 10 Pages
.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     LAWRENCE M. ROBBINS
.................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only
.................................................................................
4.   Source of Funds (See Instructions)

     Not Applicable
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................
6.   Citizenship or Place of Organization

     United States of America
.................................................................................

Number of             7. Sole Voting Power            None
Shares
Beneficially         ...........................................................
Owned by Each
Reporting             8. Shared Voting Power          24,243,507
Person With
                     ...........................................................

                      9. Sole Dispositive Power       None

                     ...........................................................

                     10. Shared Dispositive Power     24,243,507
.................................................................................
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     24,243,507
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]
.................................................................................
13.  Percent of Class Represented by Amount in Row (11)

     7.9% based on 308,488,738 shares outstanding as of October 31, 2006.
.................................................................................

14.  Type of Reporting Person:

     IA

                                                              Page 6 of 10 Pages

            This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of Reliant Energy, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D, dated December 14, 2005 (the "Initial Statement"), as amended by Amendment No. 1, dated February 10, 2006 (as amended, the "Schedule 13D") filed by the Reporting Persons (as defined herein). Certain of the securities reported herein were previously reported on a Schedule 13G filed by certain of the Reporting Persons on May 2, 2005. This Amendment No. 2 to the Schedule 13D is being filed by the Reporting Persons to report that the number of Shares that the Reporting Persons may be deemed to beneficially own has decreased by more than one percent of the current amount of outstanding Shares, as disclosed in the Issuer's quarterly report on Form 10-Q that was filed on November 9, 2006. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Schedule 13D is supplementally amended as follows.

Item 1.     Security and Issuer:

            This Statement relates to the Shares. The address of the principal executive office of the Issuer is 1000 Main Street, Houston, Texas 77002.

Item 2.     Identity and Background:

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)    Glenview   Capital   Management,    LLC   ("Glenview   Capital
                  Management");

            ii)   Glenview Capital GP, LLC ("Glenview Capital GP");

            iii) Glenview Capital Master Fund, Ltd. ("Glenview Capital Master Fund"); and

            iv)   Lawrence M. Robbins ("Mr. Robbins").

            This  Statement  relates  to the  Shares  held for the  accounts  of
Glenview Capital Master Fund, Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional
Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

            The  principal   business  address  of   each  of  Glenview  Capital
Management, Glenview Capital GP and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 5.     Interest in Securities of the Issuer:

            According to information filed by the Issuer with the Securities and Exchange Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 308,488,738 as of October 31, 2006.

                                                              Page 7 of 10 Pages

            (a) (i) Each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed the beneficial owner of 24,243,507 Shares (approximately 7.9% of the total number of Shares outstanding). This amount consists of (A) 1,158,135 Shares held for the account of Glenview Capital Partners, (B) 14,563,542 Shares held for the account of Glenview Capital Master Fund, (C) 6,576,801 Shares held for the account of Glenview Institutional Partners, (D) 1,507,239 Shares held for the account of GCM Little Arbor Master Fund, (E) 413,312 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 24,478 Shares held for the account of GCM Little Arbor Partners.

                  (ii) Glenview Capital Master Fund may be deemed the beneficial owner of the 14,563,542 Shares (approximately 4.7% of the total number of Shares outstanding) held for its account.

            (b) (i) Glenview Capital Management may be deemed to have sole power to direct the voting and disposition of the 24,243,507 Shares that they may be deemed to beneficially own as set forth above.

                  (ii) Each of Glenview Capital GP and Mr. Robbins may be deemed to have shared power to direct the voting and disposition of the 24,243,507 Shares that Glenview Capital Management may be deemed to beneficially own as set forth above.

                  (iii) Glenview Capital Master Fund may be deemed to have shared power to direct the voting and disposition of the 14,563,542 Shares that it may be deemed to beneficially own as set forth above.

            (c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since September 19, 2006 (60 days prior to the date hereof) by any of the Reporting Persons.

            (d) Not applicable.

            (e) As of November 16, 2006, Glenview Capital Master Fund ceased to be a beneficial owner of more than five percent of the Shares.


Item 7.     Material to be filed as Exhibits:

            The Exhibit Index is incorporated herein by reference.

                                                              Page 8 of 10 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2006               GLENVIEW CAPITAL MANAGEMENT, LLC


                                      By:    /s/ Lawrence M. Robbins
                                             ---------------------------------
                                      Name:  Lawrence M. Robbins
                                      Title: Chief Executive Officer

Date: November 17, 2006               GLENVIEW CAPITAL GP, LLC


                                      By:    /s/ Lawrence M. Robbins
                                             ---------------------------------
                                      Name:  Lawrence M. Robbins
                                      Title: Chief Executive Officer

Date: November 17, 2006               GLENVIEW CAPITAL MASTER FUND, LTD.

                                      By: Glenview Capital Management, LLC,
                                          As Investment Manager

                                      By:    /s/ Lawrence M. Robbins
                                             ---------------------------------
                                      Name:  Lawrence M. Robbins
                                      Title: Chief Executive Officer


Date: November 17, 2006               LAWRENCE M. ROBBINS


                                      /s/ Lawrence M. Robbins
                                      ----------------------------------------

                                                              Page 9 of 10 Pages

                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                              RELIANT ENERGY, INC.

A. Transactions for the account of Glenview Capital Partners, L.P. since September 19, 2006.

-------------------------------------------------------------------------------------------------
Date of Transaction     Nature of Transaction        Number of Shares        Price per Share
-------------------------------------------------------------------------------------------------
 11/16/2006                   SALE                         71,600                   $13.57
-------------------------------------------------------------------------------------------------
 11/16/2006                   SALE                          1,200                   $13.70
-------------------------------------------------------------------------------------------------
 11/16/2006                   SALE                            100                   $13.72
-------------------------------------------------------------------------------------------------

B. Transactions for the account of Glenview Institutional Partners, L.P. since September 19, 2006.

-------------------------------------------------------------------------------------------------
Date of Transaction     Nature of Transaction        Number of Shares        Price per Share
-------------------------------------------------------------------------------------------------
 11/16/2006                   SALE                        406,900                   $13.57
-------------------------------------------------------------------------------------------------
 11/16/2006                   SALE                          6,800                   $13.70
-------------------------------------------------------------------------------------------------
 11/16/2006                   SALE                            600                   $13.72
-------------------------------------------------------------------------------------------------

C. Transactions for the account of Glenview Capital Master Fund, Ltd. since September 19, 2006.

-------------------------------------------------------------------------------------------------
Date of Transaction     Nature of Transaction        Number of Shares        Price per Share
-------------------------------------------------------------------------------------------------
 11/16/2006                   SALE                        901,200                   $13.57
-------------------------------------------------------------------------------------------------
 11/16/2006                   SALE                         15,000                   $13.70
-------------------------------------------------------------------------------------------------
 11/16/2006                   SALE                          1,300                   $13.72
-------------------------------------------------------------------------------------------------

D. Transactions for the account of GCM Little Arbor Partners, L.P. since September 19, 2006.

-------------------------------------------------------------------------------------------------
Date of Transaction     Nature of Transaction        Number of Shares        Price per Share
-------------------------------------------------------------------------------------------------
 11/16/2006                   SALE                          1,500                   $13.57
-------------------------------------------------------------------------------------------------

E. Transactions for the account of GCM Little Arbor Master Fund, Ltd. since September 19, 2006.

-------------------------------------------------------------------------------------------------
Date of Transaction     Nature of Transaction        Number of Shares        Price per Share
-------------------------------------------------------------------------------------------------
 11/16/2006                   SALE                         93,200                   $13.57
-------------------------------------------------------------------------------------------------
 11/16/2006                   SALE                          1,600                   $13.70
-------------------------------------------------------------------------------------------------
 11/16/2006                   SALE                            100                   $13.72
-------------------------------------------------------------------------------------------------

                                                             Page 10 of 10 Pages

F. Transactions for the account of GCM Little Arbor Institutional Partners, L.P. since September 19, 2006.

-------------------------------------------------------------------------------------------------
Date of Transaction     Nature of Transaction        Number of Shares        Price per Share
-------------------------------------------------------------------------------------------------
 11/16/2006                   SALE                         25,600                   $13.57
-------------------------------------------------------------------------------------------------
 11/16/2006                   SALE                            400                   $13.70
-------------------------------------------------------------------------------------------------